Exhibit 99.3

Borr Drilling Fleet Status Report - 21 May 2025

New Contracts / Extensions / Amendments

Gerd
• Contract (from LOA): June 2025 to October 2025, Lime Petroleum (Benin)
Gerd
• Contract (from LOA): December 2025 to December 2026, Foxtrot International (Ivory Coast)
Ran
• Contract: May 2025 to September 2025, Eni (Mexico)
Thor
• Contract (from LOA): April 2025 to June 2025, Vietsovpetro (Vietnam)
Galar
• Contract extension: January 2026 to April 2026, PEMEX (Mexico)
Gersemi
• Contract extension: January 2026 to May 2026, PEMEX (Mexico)
Grid
• Contract extension: January 2026 to May 2026, PEMEX (Mexico)

Letters of Award / Letters of Intent / Negotiations

Norve
• LOA: December 2026 to October 2027, Undisclosed (West Africa)
Skald
• LOA: late October 2025 to early April 2026, Medco Energi (Thailand)

Other Developments

Prospector 1
• Concluded operations with an undisclosed customer in Netherlands and commenced operations with One-Dyas in UK in direct continuation in mid March 2025
Vali
• Commenced operations with Mellitah Oil and Gas in Libya in mid March 2025
Arabia I
• Commenced operations with Petrobras in Brazil in early April 2025
Norve
• Concluded operations with BW Energy in Gabon and commenced operations with Marathon oil in Equatorial Guinea in late April 2025
Thor
• Commenced operations with Vietsovpetro in Vietnam in late April 2025
Galar, Gersemi and Grid
• Received a reinstatement notice in early April 2025. These three rigs have mobilized to location and resumed operations in May
Ran
• Commenced operations with Eni in Mexico in mid May 2025
Natt
• Expected to conclude operations with Eni in Congo in late September 2025

Borr Drilling Fleet Status Report - 21 May 2025

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	April - 2025	April - 2029	Brazil	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	April - 2026	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	ENI	December - 2024	June - 2025	Congo	Operating
				Lime Petroleum	June - 2025	October - 2025	Benin	Committed
				Foxtrot International	December - 2025	December - 2026	Ivory Coast	Committed with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2026	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2026	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400ft	2018	ExxonMobil	November - 2024	August - 2025	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	March - 2026	Mexico	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	August - 2024	September - 2025	Congo	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	Marathon Oil	April - 2025	August - 2025	Equatorial Guinea	Operating
				Vaalco Energy	September - 2025	July - 2026	Gabon	Committed with option to extend
				Undisclosed	December - 2026	October - 2027	West Africa	LOA
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	March - 2025	August - 2025	United Kingdom/Netherlands	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	ENI	May - 2025	September - 2025	Mexico	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	July - 2024	September - 2025	Thailand	Operating
				Medco Energi	October - 2025	April - 2026	Thailand	LOA
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Vietsovpetro	April - 2025	June - 2025	Vietnam	Operating
				Undisclosed	July - 2025	August - 2025	Southeast Asia	Committed
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	March - 2025	July - 2026	Libya	Operating with option to extend

Available Rigs

Arabia II	KFELS B Class	400 ft	2019		December - 2024		Bahrain	Warm Stacked
Var	KFELS Super B Bigfoot Class	400 ft	2024		December - 2024		Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

				Operating / Committed	Available	Cold Stacked

Total Fleet			24	22	2	0

Borr Drilling

Borr Drilling

Fleet Status Report - 21 May 2025

Rig Name	Location	2025 Q1	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2	2026 Q3	2026 Q4
Premium Jack-Ups									
Southeast Asia									
Thor	Vietnam/Southeast Asia		Vietsovpetro	Undisclosed					
Gunnlod	Malaysia	ExxonMobil							
Idun	Thailand	PTTEP							
Mist	Thailand	Valeura Energy						Option	→
Saga	Brunei	Brunei Shell Petroleum							→
Skald	Thailand	PTTEP			Medco Energi		Option		
Var	Singapore								
Middle East									
Arabia II	Bahrain								
Arabia III[1]	Saudi Arabia	Saudi Aramco							→
Groa	Qatar	QatarEnergy							
Europe and Africa									
Prospector 1[1]	United Kingdom/Netherlands	Undisclosed / ONE-Dyas		Option					
Natt	Congo	ENI							
Norve	Equatorial Guinea/Gabon/West Africa	BWE	Marathon Oil	Vaalco Energy				Option	→
Prospector 5[1]	Congo	ENI							
Gerd	Congo/Benin/Ivory Coast	ENI	Lime Petroleum		Foxtrot International				→
Vali	Libya	Prep/Mob / Mellitah Oil and Gas						Option	
Mexico									
Ran[1]	Mexico		ENI		Option				
Galar	Mexico	PEMEX[2]							
Gersemi	Mexico	PEMEX[2]							
Grid	Mexico	PEMEX[2]							
Njord	Mexico	PEMEX[2]							
Odin	Mexico	PEMEX[2]							
Hild	Mexico	Fieldwood Energy					Option		
South America									
Arabia I	Brazil	Prep/Mob	Petrobras[3]						→

Firm / LOA   Option   Available

Borr Drilling Fleet Status Report - 21 May 2025

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.